Exhibit 21.1

SUBSIDIARIES OF HIMS & HERS HEALTH, INC.

DOMESTIC COMPANIES

Name	Jurisdiction of Incorporation
Hims, Inc.	Delaware
H&H Healthcare Management, Inc	Delaware
H&H Pharmacy Management, Inc.	Delaware

FOREIGN COMPANIES

Name	Jurisdiction of Incorporation
Hims UK Limited	United Kingdom